UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Meruelo Maddux Properties, Inc.
(Name of Issuer)

Common Stock ($0.01 par value)
(Title of Class of Securities)

590473 10 4
(CUSIP Number)

Jeffrey M. Sullivan, Esq.
DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612
(919) 786-2003
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 590473 10 4

(1)           NAME OF REPORTING PERSON:                                                                           John Charles Maddux

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	(7) SOLE VOTING POWER
SHARES	5,294,909(1)
BENEFICIALLY	(8) SHARED VOTING POWER
OWNED BY	0
EACH	(9) SOLE DISPOSITIVE POWER
REPORTING	5,294,909
PERSON	(10) SHARED DISPOSITIVE POWER
WITH	0
(11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,294,909(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1% (2)

(14)TYPE OF REPORTING PERSON
IN

(1) Consists of (i) 5,294,809 shares of common stock, par value $0.01 per share (“Common Stock”), of Meruelo Maddux Properties, Inc. (the “Company” or the “Issuer”) held by Sunstone Bella Vista, LLC, in which John Charles Maddux has a controlling interest and his children have minority interests, and (ii) 100 shares of Common Stock of the Company held by Sunstone Bella Vista, LLC, which were issued in connection with the initial capitalization of the Company.

(2) The percentage is calculated based on a total of 86,424,366 shares of Common Stock outstanding as of July 16, 2008.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed by John Charles Maddux with the Securities and Exchange Commission (the “SEC”) on February 9, 2007 (the “Initial Statement,” and together with this Amendment No. 1, the “Schedule 13D”), in connection with the acquisition of shares of Common Stock by Mr. Maddux.  Capitalized terms used in this Amendment No. 1 without being defined herein have the meanings given to them in the Initial Statement.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

On December 31, 2007, Mr. Maddux received 10,000 long-term incentive plan units (“LTIP Units”) in the Company’s operating partnership pursuant to the terms of Mr. Maddux’s employment agreement with the Company and its operating partnership.  However, these LTIP Units are not included in Mr. Maddux’s beneficial ownership because they are not yet redeemable for shares of Common Stock and will not be redeemable within the next 60 days.

In connection with the initial public offering, the Company completed a series of transactions that it collectively refers to as its formation transactions, pursuant to which the Company acquired substantially all of the operations of its predecessor business, including the interests in the Company’s projects, and retained the employees of the Company’s predecessor business.  As part of the formation transactions, the Company had a contingent obligation to issue additional shares of its Common Stock to an affiliate of John Charles Maddux.  Mr. Maddux is an indirect owner of a property that is subject to condemnation proceedings and which was not contributed to the Company at the time of its initial public offering.  A note receivable related to that property was contributed to the Company at the time of its initial public offering.  As condemnation proceeds were paid and no longer subject to litigation risk, the note receivable was paid and the condemnation was final, Mr. Maddux, pursuant to the terms of the contribution agreement filed as an exhibit to his Initial Statement and negotiated and executed in connection with the Company’s acquisition of its initial properties and its initial public offering, received additional shares of Common Stock equivalent to a portion of the debt repaid as previously disclosed in his Initial Statement.  Since the Company’s IPO, an affiliate of Mr. Maddux has acquired 68,802 contingent shares, 210,000 contingent shares and 355,356 contingent shares on February 14, 2007, March 20, 2008 and July 28, 2008, respectively.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Maddux has acquired an aggregate of 5,294,909 shares of Common Stock in the ordinary course of business and investment.  Mr. Maddux does not have, as of the date hereof, any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.  Mr. Maddux may consider one or more such transactions in the future depending upon factors then existing, such as the market for the Company’s Common Stock and the Company’s then prospects.

Item 5.  Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
Mr. Maddux is the beneficial owner of 5,294,909 shares of Common Stock, representing 6.1% of the Common Stock outstanding.  The total number of shares outstanding used in calculating this percentage assumes that no LTIP Units, securities that are potentially convertible into shares of common stock and issued at the time of the initial public offering, held by other persons are exchanged for shares of Common Stock.

(b)	Mr. Maddux has sole voting and dispositive power with respect to all shares of Common Stock to which this Schedule 13D relates.

(c)	Other than as described herein, there have been no transactions relating to these securities within the past 60 days.

(d)           Not Applicable.

(e)           Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2008	By:	/s/ John Charles Maddux
John Charles Maddux